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                              December 6, 2023

       Petros Panagiotidis
       Chairman and Chief Executive Officer
       TORO CORP.
       223 Christodoulou Chatzipavlou Street
       Hawaii Royal Gardens
       3036 Limassol
       Cyprus

                                                        Re: TORO CORP.
                                                            Registration
Statement on Form F-3
                                                            Filed November 13,
2023
                                                            File No. 333-275477

       Dear Petros Panagiotidis:

              We have conducted a limited review of your registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Form F-3 filed November 13, 2023

       General

   1. It appears that the aggregate market value of the shares of your common stock held by non-affiliates during
the 60 days prior to November 13, 2023, did not exceed the $75 million threshold that
General Instruction I.B.1 of Form F-3 specifies. Please provide us with your analysis
demonstrating your ability to use Form F-3 pursuant to General
                                                        Instruction 1.B.1.
Alternatively, if you are relying on General Instruction I.B.5 for Form
                                                        F-3 eligibility, please
include the information required pursuant to Instruction 7 and
                                                        General Instruction
I.B.5 of Form F-3.
 Petros Panagiotidis
FirstName  LastNamePetros Panagiotidis
TORO CORP.
Comapany6,
December   NameTORO
             2023      CORP.
December
Page 2    6, 2023 Page 2
FirstName LastName
2. Please file the form of indenture as an exhibit to your registration statement prior to requesting effectiveness. For guidance, refer to sections 201.02 and
201.04 of the Trust
         Indenture Act of 1939 Compliance and Disclosure Interpretations.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Anuja A. Majmudar, Attorney-Adviser, at (202) 551-3844 or Karina
Dorin, Attorney-Adviser, at (202) 551-3763 with any questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Energy
& Transportation
cc:      Ioannis Lazaridis